Exhibit 12

UNITED TECHNOLOGIES CORPORATION

AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Quarter Ended March 31,
(Dollars in millions)	2011	2010
Fixed Charges:
Interest expense[1]	$166	$186
Interest capitalized	5	4
One-third of rents[2]	39	37

Total fixed charges	$210	$227

Earnings:
Income before income taxes	$1,630	$1,352

Fixed charges per above	210	227
Less: capitalized interest	(5)	(4)

	205	223

Amortization of interest capitalized	4	4

Total earnings	$1,839	$1,579

Ratio of earnings to fixed charges	8.76	6.96

[1]

Pursuant to the guidance in the Income Taxes Topic of the FASB ASC, interest related to unrecognized tax benefits recorded was approximately $4 million and $10 million for the quarters ended March 31, 2011 and 2010, respectively. The ratio of earnings to fixed charges would have been 8.93 and 7.28 for the quarters ended March 31, 2011 and 2010, respectively, if such interest were excluded from the calculation.

[2]	Reasonable approximation of the interest factor.